March 5, 2007

Steven J. Wagenheim
Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

        RE:    Granite City Food & Brewery Ltd.
                Form 10-KSB for the Fiscal Year Ended December 27, 2005
                Form 10-QSB for the quarterly period ended June 27, 2006
                Form 8-K dated August 1, 2006

                File No. 000-29643

Dear Mr. Wagenheim:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief

Via facsimile:  Peter Hausback, Chief Financial Officer
               (952) 215-0661